January 24, 2024

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jennifer Monick

Mr. Howard Efron

Re:	Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
Form 10-K for the Year Ended December 31, 2022
File No. 001-32559

Dear Ms. Monick and Mr. Efron:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission in connection with the Commission’s comment letter dated January 9, 2024 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2022. To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2022

Significant Tenants

Total Assets by Operator, page 13

1.

We note your response to our comment 2. We reissue the comment. Please tell us when you expect to amend your Form 10-K for the fiscal year ended December 31, 2022 to include audited financial statements of Steward Health Care System LLC as of and for the year ended December 31, 2022.

As noted in our letter to the Staff dated November 21, 2023 and phone call with the Staff on January 5, 2024, the Company respectfully reaffirms its intention to file the audited financial statements of Steward Health Care System LLC (“Steward”) for the year ended December 31, 2022 via Form 10-K/A promptly upon our receipt of the same from Steward, which Steward has most recently advised us is expected prior to February 28, 2024.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer